Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

March 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: Jan Woo and Ryan Houseal

Re:	Universal Business Payment Solutions Acquisition Corporation
Registration Statement on Form S-1
File Number 333-171359

Ladies and Gentlemen:

Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-171359) (the “Registration Statement”).  On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated March 4, 2011 from Ms. Jan Woo, Attorney-Adviser, to Bipin C. Shah, Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  We will also provide courtesy copies of Amendment No. 2, as filed and marked with the changes from Amendment No. 1 filed with the Commission on February 3, 2011.  Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 2.

General

1.
We note your response to prior comment 7, but it appears that you could be subject to Rule 419 even if you do not dissolve.  When considering the proposed repurchase of up to 50% of the shares sold in the offering, in combination with the proposed 93.1% redemption threshold, the company appears to be proposing to sell securities while concurrently planning to retain less than $5 million in assets.  Please revise your prospectus throughout to clarify the basis for your belief that you would not be subject to Rule 419 in light of your proposed repurchases, redemptions, and lack of a commitment to dissolve if you fail to consummate a business combination and how your offering may be effected in such a manner to avoid the application of Rule 419.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC
EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

United States Securities and Exchange Commission March 8, 2011 Page 2 of 6

Response:

The Company accepts the Staff’s comment and has enhanced its disclosure to make it clear that the assets held in trust will remain above $5 million, even in light of the potential repurchases and redemptions as well as the lack of a commitment on the part of the Company to dissolve if the Company fails to consummate a business combination.  To address the Staff’s express concerns in this regard, the Company has clarified the mechanics of the 93.1% redemption threshold and provided a table illustrating how the repurchase of shares will impact the redemption threshold and maintain an appropriate amount of assets held in trust.

Cover Page

2.
We refer to your response to prior comment 9 and note that you have not revised the header of your prospectus cover page to include all securities that you are offering (i.e. the shares of common stock and the warrants underlying the units).  As such, we reissue prior comment 9 and ask that you make the necessary revisions to your document.

Response:

The Company accepts the Staff’s comment and has revised the header of the prospectus cover page to describe the securities comprising the units being offered (i.e., the shares of common stock and the warrants underlying the units).

Prospectus Summary, page 1

3.	It appears that your website, www.ubpsac.com, is not operational at this time. Please advise.

Response:

The Company notes the Staff’s comment and respectfully submits that its website will be operational upon commencement of marketing efforts related to the initial public offering.  This website will be populated with information appropriate for a company with securities registered with the Commission and listed on the NASDAQ Capital Market on the effective date of the Registration Statement.

United States Securities and Exchange Commission March 8, 2011 Page 3 of 6

Risk Factors

“We may not be able to complete a business combination within the required time frame...,” page 15

4.
We refer to prior comment 11.  Please revise to include a discussion in this risk factor that any interest earned on the funds held in the trust account that may be distributed to public stockholders will be less (1) any amounts released to you to purchase your shares of common stock, (2) any interest earned on the funds in the trust account that may be released to you to pay your tax obligations and (3) any interest earned on the funds in the trust account that may be released to you to pay your expenses and other working capital requirements.

Response:

The Company accepts the Staff’s comment and has revised its disclosure under the risk factor referred to above to state that any interest earned on the funds held in the trust account that may be distributed to public stockholders will be reduced by the amount of (1) any amounts released to the Company to repurchase its shares of common stock, (2) any interest earned on the funds in the trust account that may be released to the Company to pay its tax obligations and (3) any interest earned on the funds in the trust account that may be released to the Company to pay its expenses and other working capital requirements.

“Our ability to effect a business combination successfully and to operate successfully thereafter ...”, page 16

5.	We note that your response to prior comment 18 does not address the possibility that your key personnel may leave your company prior to your consummation of a business combination. Please revise.

Response:

The Company accepts the Staff’s comment and has revised the risk factor referred to above to make clear that key personnel of the Company may leave the Company prior to its consummation of a business combination.

“We will incur significant costs following the closing of this offering,” page 30

United States Securities and Exchange Commission March 8, 2011 Page 4 of 6

6.
We note your response to prior comment 15 that disclosing the anticipated minimum amount of increased expenses relating to administrative costs of being a public reporting company would be potentially misleading to investors.  We continue to believe that quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition.  We will not object if you provide a cross-reference to the estimates of administrative expenses under the “Use of Proceeds” section.

Response:

The Company accepts the Staff’s comment and has included disclosure in the above-captioned risk factor to set forth the anticipated minimum amount of increased expenses that may be incurred by the Company relating to the administrative cost of being a public reporting company and have included a cross-reference to such estimated administrative expenses, which appear in the “Use of Proceeds” section of the Registration Statement.

Proposed Business

Market Opportunity, page 44

7.
We note your response to prior comment 24 that you will provide us supplementally with copies of the relevant sources.  While we will continue to review your filing prior to effectiveness, we may have further comments after receiving copies of the third-party reports.  Also, please tell us whether all or any of the reports were prepared for you in connection with this offering.

Response:

The Company notes the Staff’s comment and respectfully submits that it provided to the Staff on March 8, 2011, on a supplemental basis, copies of the relevant sources supporting the market data in the prospectus.  The Company hereby confirms that none of the reports so provided was prepared for the Company in connection with this offering.  Pursuant to the provisions of 17 C.F.R. § 200.83, the Company requests confidential treatment of the sources supporting the market data.  The documents for which we are requesting confidential treatment, those stamped with numbers SEC-01 through SEC-56, are included with this letter.

Regulation, page 46

United States Securities and Exchange Commission March 8, 2011 Page 5 of 6

8.
We note your response and amended disclosure in response to prior comment 25.  Given that you “intend to seek opportunities to acquire one or more ‘platform’ companies in the payment processing industry,” and “to pursue follow-on acquisitions to consolidate [your] presence in the payments industry and related markets so as to leverage the benefits [your] innovations and achieve attractive economies of scale,” it is unclear why you are unable to provide a more detailed discussion of the government regulations that may be applicable to your proposed business.  Please advise.

Response:

The Company accepts the Staff’s comment and has provided a more detailed discussion of the government regulations that may be applicable to companies providing services in the payment processing industry.

Periodic Reporting and Audited Financial Statements, page 56

9.
We refer to prior comment 5 and note your statement that you have registered your securities and are subject to ongoing reporting obligations.  Please revise to disclose your reporting status at the date of this prospectus.  You may indicate that you intend to register your securities under the Exchange Act and will become subject to reporting obligations subsequent to your registration statement being declared effective.

Response:

The Company accepts the Staff’s comment and has revised its disclosure as requested to state its reporting status on the date of the prospectus.

Management, page 62

10.
For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company in light of the registrant’s business and structure.  See Item 401(e) of Regulation S-K.

United States Securities and Exchange Commission March 8, 2011 Page 6 of 6

Response:

The Company accepts the Staff’s comment and has revised its disclosure to include the specific experience, qualifications, attributes or skills that led its board of directors to conclude that the individuals elected to serve as directors are appropriate for the Company in light of its business and structure.

Exhibits

11.
We note that the exhibit index indicates that the 10b5-1 Trading Plan is between you and Morgan Stanley.  However, you state in Note 1 to your financial statements, however, that the purchases of your shares that you intend to make pursuant to your 10b5-1 plan will be entered into immediately “prior to the Effective Date with EarlyBirdCapital Inc. or another independent broker-dealer approved by the Company’s board of directors.”  Please advise.

Response:

The Company accepts the Staff’s comment and has amended its exhibit index to make clear that it intends to enter into a 10b5-1 plan with EarlyBirdCapital, Inc. immediately prior to the effective date of the Registration Statement.  Additionally, the Company has filed the form of 10b5-1 Trading Plan with Amendment No. 2.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2510 (or by facsimile at 215.655.2510).  Thank you for your cooperation and attention to this matter.

Sincerely,

James A. Lebovitz